Exhibit 99.1
ALGOMA STEEL INC.
2005 FIRST QUARTER REPORT TO SHAREHOLDERS (UNAUDITED)
for the period ended March 31, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management's Discussion and Analysis section of the Company’s 2004 Annual Report and the interim financial statements and notes contained in this report. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its business and operations and strategies, as well as financial performance and conditions. The use of forward-looking words such as, “may,” “will,” “expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the factors discussed in the Management’s Discussion and Analysis section of the Company’s 2004 Annual Report.

Financial and Operating Results

Selected Financial Data for the Eight Quarters Ended March 31, 2005
			Basic	Diluted
			Income	Income		Basic	Diluted
		Income	(Loss) From	(Loss) From		Net Income	Net Income
(Canadian $ millions except per share data)		(Loss) From	Operations	Operations	Net Income	(Loss)	(Loss)
	Sales	Operations	Per Share	Per Share	(Loss)	Per Share	Per Share
2005	$	$	$	$	$	$	$
1st Quarter	499	145	3.62	3.59	89	2.22	2.20
2004
4th Quarter	490	180	4.49	4.46	122	3.05	3.03
3rd Quarter	536	188	4.92	4.65	122	3.17	3.00
2nd Quarter	440	131	3.43	3.23	78	2.05	1.93
1st Quarter	338	46	1.50	1.34	22	0.72	0.64
2003
4th Quarter	267	17	0.71	0.56	10	0.42	0.33
3rd Quarter	253	(7)	(0.29)	(0.29)	(12)	(0.52)	(0.52)
2nd Quarter	304	(5)	(0.20)	(0.20)	4	0.15	0.12

The Company’s profitability is highly correlated with the level of steel prices which is the major factor causing variation in quarterly operating results. Industry pricing is largely dependent on global supply, the level of steel imports into North America and economic conditions in North America. Since U.S. markets establish pricing levels, the exchange rate of the Canadian dollar to the U.S. dollar significantly impacts pricing realizations for Canadian producers.

Steel prices declined in the first three quarters of 2003 due to higher steel production in the U.S., low-priced imports and lower steel demand in North America. The significant strengthening of the Canadian dollar in 2003 contributed to lower pricing realizations for Canadian producers. Pricing levels increased in the fourth quarter of 2003 and throughout the first three quarters of 2004 due to stronger global markets, particularly China, and improved steel demand in North America. Some softening of prices occurred in the fourth quarter of 2004. Excess steel inventories at the end of 2004 and weaker North American demand from several market sectors contributed to further softening of prices in the first quarter of 2005. Pricing for 2004 and 2005 included a cost surcharge on the majority of shipments due to higher costs of raw materials and other cost inputs. The Company capitalized on the strong demand for coke and an increase in cokemaking capacity by selling 62,400 tons of coke in 2004 and 13,500 tons of coke in the first quarter of 2005.

The cost of raw materials and natural gas escalated significantly in 2004 as input prices responded to the stronger demand. Coal and iron ore costs increased significantly in the first quarter of 2005. The Company purchased 117,000 tons of coal late in 2004 and early 2005 at spot prices due to a temporary disruption in supply from the Company’s primary coal supplier. This coal was consumed in the first quarter and the majority of the costs flowed through inventory to cost of sales. Iron ore prices increased approximately 85% in the first quarter of 2005 from the 2004 contract price. The Company’s long-term supply agreement has pricing tied to certain global indices. The full impact of the increase was not realized in the first quarter of 2005 due to the consumption of inventory at 2004 pricing. The high level of operating income realized in 2004 and 2005 resulted in a profit sharing expense in each quarter. There was no profit sharing in 2003.

Net Income

Net income for the three months ended March 31, 2005 was $89.1 million, an increase of $67.0 million versus the first quarter of 2004 and a decrease of $33.1 million from the three months ended December 31, 2004. The decline in net income from the previous quarter was mainly due to higher production costs.

Sales

Revenue for the first quarter of 2005 was $499.0 million, an increase of $161.2 million versus the three months ended March 31, 2004 and $9.2 million versus the fourth quarter of 2004. The increase over the first quarter of 2004 was mainly the result of higher steel selling prices, whereas the increase over the previous quarter was due mainly to higher shipments. The average steel price per ton for the first quarter of 2005 was $859 or $303 higher than the first quarter of 2004. Higher prices were realized on contract sales, but lower pricing for spot sales resulted in a decline of $19 per ton from the fourth quarter of 2004, although a higher percentage of non-prime sales accounted for most of the variance.

Steel shipments in the first quarter of 2005 totaled 549,300 tons, up 25,400 tons from the previous quarter but down 23,800 tons from the first quarter of 2004. Excess steel inventories at the end of 2004 and weaker North American demand from several market sectors negatively impacted shipments in the first quarter of 2005, whereas demand was generally strong and growing during the first quarter of 2004.

EBITDA

EBITDA is not intended to represent cash flow from operations, as defined by Canadian GAAP, and it should not be considered as an alternative to net earnings, cash flow from operations, or any other measure of performance prescribed by GAAP. The Company’s EBITDA may also not be comparable to EBITDA used by other companies, which may be calculated differently. The Company considers EBITDA to be a meaningful indicator of operations and uses it as a measure to assess its operating performance. It is included because the Company believes it can be useful in measuring its ability to service debt, fund capital expenditures and expand its business. EBITDA is also used by investors, analysts and the Company’s lenders as a measure of the Company’s financial performance.

EBITDA for the first quarter was $157.8 million compared to $59.9 million for the same quarter of 2004 and $191.2 million for the fourth quarter of 2004. The significant improvement over the first quarter of 2004 was mainly attributable to higher steel prices, partially offset by higher production costs and profit sharing expense. The decline from the previous quarter was mainly attributable to higher production costs.

Cost of sales for the three months ended March 31, 2005 was $327.0 million versus $263.9 million for the same period in 2004 and $282.7 million for the fourth quarter of 2004. The increase over the first quarter of 2004 was mainly attributable to higher unit costs and profit sharing expense, offset in part by lower shipments. The increase in cost of sales from the previous quarter was mainly attributable to higher unit costs and higher shipments.

Excluding profit sharing expense, cost of sales per ton shipped for steel products was $529 for the three months ended March 31, 2005 versus $423 for the first quarter of 2004 and $462 for the previous quarter. The $106 per ton increase over the first quarter of 2004 was mainly attributable to higher costs for iron ore, coal, alloys, employment expense and natural gas. The $67 per ton increase over the three months ended December 31, 2004 was mainly attributable to higher costs for iron ore, coal, energy and employment expense. The increase in coal costs versus both quarters was attributable to the consumption of coal purchased at spot prices late in 2004 and early 2005 due to a temporary disruption in supply from the Company’s primary coal supplier. The incremental costs to the first quarter of 2005 associated with this coal approximate $15 per ton. The effect on first quarter earnings of an increase in iron ore prices of approximately 85% versus 2004 was minimized due to the consumption of inventory purchased at 2004 pricing. The estimated effect of the iron ore increase on first quarter earnings was approximately $10 per ton or $5 million with the full impact of the price increase to be reflected in cost of sales by the third quarter. Higher energy costs were due mainly to higher consumption patterns in the winter months. Higher employment expense in the first quarter of 2005 was mainly attributable to higher costs for pension and post-employment expense.

A $12.5 million ($23 per ton) expense for profit sharing was recorded in the first quarter versus a $2.3 million expense ($4 per ton) for the comparable period in 2004 and $15.6 million ($30 per ton) for the three months ended December 31, 2004.

Raw steel production for the three months ended March 31, 2005 totaled 638,000 tons versus 622,000 tons for the first quarter of 2004 and 648,000 tons for the previous quarter.

Administrative and selling expenses totaled $14.2 million for the three months ended March 31, 2005 as compared to $14.0 million for the first quarter of 2004 and $15.9 million for the previous quarter. The fourth quarter of 2004 included a reserve for executive and management bonuses of $1.5 million.

Depreciation and Amortization

Depreciation and amortization was $12.6 million for the quarter versus $14.0 million for the comparable period in 2004 and $10.9 million for the previous quarter.

Financial Expense (Income)

A foreign exchange gain of $0.6 million, mainly attributable to the long-term debt denominated in U.S. funds, was realized in the first quarter of 2005 as compared to a foreign exchange loss of $0.6 million in the first quarter of 2004 and a gain of $5.5 million in the previous quarter.

Interest expense, net of interest income, was $1.3 million for the three months ended March 31, 2005 as compared to $5.3 million for the first quarter of 2004 and $2.4 million for the previous quarter. The reduction in net interest expense was attributable to higher investment income realized on the Company’s short-term investments.

Provision for Income Taxes

The first quarter provision for income taxes was $56.0 million (38.6%) compared to $60.8 million (33.2%) in the fourth quarter of 2004 and $18.8 million (46.0%) in the first quarter of 2004. The variation in the effective tax rate from the statutory rate of 34% is primarily due to valuation allowances taken against future tax assets arising in periods after the application of fresh start accounting. The current portion of the provision in the quarter, which will result in cash taxes payable, was $13.5 million versus $0.9 million in the fourth quarter of 2004 and $0.5 million for the first quarter of 2004. Current federal taxes represent $10.3 million of the $13.5 million current provision and it is expected that the current federal tax liability for 2005 will accrue at the rate of approximately 22% of taxable income. The Company had unutilized provincial non-capital loss carry-forwards of $130 million at March 31, 2005.

The tax benefit of losses from previous years and minimum tax credits totaling $19.8 million have been classified as a current asset as they are expected to reduce taxable income in the remainder of 2005. A future long-term tax liability of $139.6 million reflects cumulative tax depreciation deducted in excess of book amortization. For further information, see note 7 of the Notes to Interim Consolidated Financial Statements.

Financial Resources and Liquidity

Cash provided by operating activities was $160.1 million for the three months ended March 31, 2005 compared to $9.1 million for the three months ended March 31, 2004. Non-cash operating working capital decreased by $4.5 million in the quarter as compared to an increase of $48.9 million for the first quarter of 2004. The decrease to non-cash working capital in the first quarter reflected higher inventories and prepaid expenses, offset by increased amounts of accounts payable and taxes payable.

Inventories increased $34.4 million in the first quarter mainly due to rising iron ore prices and finished steel production costs and increases in iron ore and coke inventory levels. During the comparable period in 2004, inventories decreased by $14.5 million mainly due to a reduction in steel inventories. Steel shipments in the first quarter of 2004 were 23,800 tons higher than the first quarter of 2005.

Accounts receivable decreased $3.5 million in the first quarter as compared to an increase of $63.7 million in the comparable period of 2004. Strong steel shipments and rising steel prices accounted for the significant increase last year.

Accounts payable and accrued liabilities increased $34.6 million in the first quarter of 2005 as compared to an increase of $13.6 million for the comparable period in 2004. The increase in 2005 includes $15.2 million due to an accrual for higher iron ore costs, representing the difference between the actual price increase of 85% and interim payments which are based on a 25% increase.

The 2005 first quarter increase in income and other taxes payable of $14.8 million was mainly attributable to two events. First, it reflects the fact that the Company returned to a cash taxable position in the first quarter and is accruing current federal taxes payable. This liability will increase throughout 2005 as the payment will not occur until the first quarter of 2006. Second, there was a significant increase in payroll withholding taxes at the quarter-end associated with the payment of the balance owing on the 2004 profit sharing.

Investing activities for the three months ended March 31, 2005 included an increase in short-term investments of $114.1 million due to significant positive cash flow from operations. Capital expenditures for the quarter were $11.9 million compared to $9.1 million for the same period in 2004. The Company committed to a business systems renewal initiative in the first quarter that will likely span three to four years and cost approximately $33 million. Proceeds from the sale of capital assets in the quarter were $0.8 million resulting from the sale of surplus land. Proceeds on the sale of capital assets for the three months ended March 31, 2004 were $14.2 million related to the sale of tube mill assets and surplus land.

There were no significant financing activities for the three months ended March 31, 2005. Financing activities for the three months ended March 31, 2004 included proceeds of a common share issue of $81.9 million and a decrease in bank indebtedness of $20.4 million.

Unused availability under the revolving credit facility at March 31, 2005 increased to $176.1 million compared to $159.2 million at December 31, 2004 due to a reduction in the outstanding letters of credit. The Company is required to maintain a minimum availability of $25 million.

Strategic Alternatives Review

Algoma is actively engaged in a review of strategic alternatives to maximize shareholder value. The review involves the evaluation and consideration of a full range of strategic alternatives, including capital spending alternatives, business combinations, acquisitions, sale, and other alternatives that may be in the best interest of Algoma shareholders, including maintaining the status quo. As part of this process, Algoma has initiated discussions with, and provided information to, a number of potential purchasers to gauge interest in a purchase of Algoma.

Algoma’s Board of Directors has established a Special Committee of directors, composed of Ben Duster (as Chair), Patrick Lavelle and Jim Lawson, to oversee the strategic alternatives review, and has retained BMO Nesbitt Burns Inc. to assist in the process as financial advisor. Messrs. Duster, Lavelle and Lawson are all independent directors.

No decision on any particular strategic alternative has been reached at this time, and there can be no assurance that the review process will result in any change to Algoma’s business strategy or in the consummation of any agreement or transaction.

TRADE

The expiry review concerning the dumping in Canada of carbon steel plate from Brazil, Finland, India, Indonesia, Thailand and Ukraine and the subsidizing of plate from India, Indonesia and Thailand is continuing. On February 10, 2005, the Canada Border Services Agency determined that dumping of goods from Finland and Thailand was unlikely to continue or resume. A hearing was held in early May before the Canadian International Trade Tribunal to determine whether dumping from the four remaining named countries and subsidizing from the three named countries will injure the Canadian industry. Completion of the review is scheduled for not later than June 27, 2005.

OUTLOOK

Lower earnings are expected in the second quarter due mainly to higher iron ore costs and a decline in steel prices. The cost of pellets purchased in 2005 is projected to increase by 85% over 2004 prices. The effect of the 85% cost increase for iron ore is dependent on a number of factors, but the current estimate indicates a cost increase in the second quarter of approximately $27 million versus the first quarter with a further increase of $8 million in the third quarter. The Company is accruing a liability for the difference between interim payments based on a 25% increase and the final cost increase of 85%. This liability is being accrued as ore is received with the related payment estimated at $47 million U.S. expected in the third quarter.

Selling prices for spot sales have declined each month to date in 2005 which will give rise to lower selling prices in the second quarter. Although excess inventories have been reduced in recent months, surplus inventories held by service centers continue to pressure steel prices. There are a number of factors such as lower imports into North America and some production cutbacks which may contribute to a stabilization of prices in coming months.

A significant increase to the amount of cash and short-term investments is expected in the second quarter, although the increase is anticipated to be less than experienced in the first quarter. Pension funding is expected to increase to $17.5 million in the second quarter from $7.6 million in the first quarter due mainly to a non-recurring payment of $7.0 million as a result of the recent filing of new actuarial valuations as at September 2004.

Denis Turcotte	Benjamin Duster
President and Chief Executive Officer	Chairman of the Board

Sault Ste. Marie, Ontario
May 10, 2005

Algoma Steel Inc.
Consolidated Statements of Income and Retained Earnings (Unaudited)
(millions of Canadian dollars - except per share amounts)

	Three months ended March 31
	2005	2004
Sales	$499.0	$337.8
Operating expenses
Cost of sales (before the following item)	314.5	261.6
Employees’ profit sharing	12.5	2.3
	327.0	263.9
Administrative and selling	14.2	14.0
Depreciation and amortization	12.6	14.0

Income from operations	145.2	45.9
Financial expense (income)
Interest on long-term debt (note 3)	4.2	4.6
Foreign exchange loss (gain)	(0.6)	0.6
Other interest expense	0.5	0.8
Investment income	(3.4)	(0.1)
	0.7	5.9
Other income	0.6	0.9
Income before income taxes	145.1	40.9
Income taxes (note 7)
Current	13.5	0.5
Future	42.5	18.3
	56.0	18.8
Net income	$89.1	$22.1
Net income per common share (note 5)
Basic	$2.22	$0.72
Diluted	$2.20	$0.64
Weighted average number of common shares
outstanding - millions (note 5)
Basic	40.12	30.52
Diluted	40.41	34.26

Retained earnings
Balance, beginning of period	$367.1	$23.7
Net income	89.1	22.1
Accretion of equity component of convertible debt	-	(0.1)
Balance, end of period	$456.2	$45.7

SUPPLEMENTAL NON-FINANCIAL INFORMATION
Operations (thousands of net tons)
Raw steel production	638	622
Steel shipments	549	573

See accompanying notes.

Algoma Steel Inc.
Consolidated Balance Sheets (Unaudited)
(millions of Canadian dollars)

	March 31	December 31
	2005	2004
Current assets
Cash and cash equivalents	$220.9	$186.2
Short-term investments	381.1	267.0
Accounts receivable	254.4	257.9
Inventories	276.3	241.9
Prepaid expenses	30.0	16.0
Future income taxes (note 7)	19.8	59.4
	1,182.5	1,028.4

Capital assets, net	641.1	642.1
Deferred charges	2.5	2.9

Total assets	$1,826.1	$1,673.4
Current liabilities
Accounts payable and accrued liabilities	$168.0	$138.5
Accrued interest on long-term debt (note 3)	4.2	-
Income and other taxes payable	24.6	9.8
Accrued pension liability and post-employment benefit obligation	47.0	42.6
	243.8	190.9

Long-term debt (note 3)	151.2	150.3
Accrued pension liability and post-employment benefit obligation	276.2	271.5
Other long-term liabilities	8.4	8.6
Future income tax liability (note 7)	139.6	139.8
	575.4	570.2
Shareholders' equity
Capital stock (notes 4 & 6)	318.8	318.5
Contributed surplus (note 7)	231.9	226.7
Retained earnings	456.2	367.1
	1,006.9	912.3

Total liabilities and shareholders' equity	$1,826.1	$1,673.4

See accompanying notes.

Algoma Steel Inc.
Consolidated Statements of Cash Flows (Unaudited)
(millions of Canadian dollars)

	Three months ended March 31
	2005	2004
Cash provided by (used in)
Operating activities
Net income	$89.1	$22.1
Adjust for items not affecting cash:
Depreciation and amortization	12.6	14.0
Pension expense in excess of payments (note 8)	5.6	(0.2)
Post employment expense in excess of payments (note 8)	3.6	1.5
Future income tax expense	42.5	18.3
Exchange loss (gain) on long-term debt and accrued interest	1.0	1.9
Gain on disposal of assets	(0.4)	(0.2)
Stock-based compensation	1.4	0.1
Other	0.2	0.5
	155.6	58.0
Changes in non-cash operating working capital	4.5	(48.9)
	160.1	9.1
Investing activities
Increase in short-term investments	(114.1)	-
Capital asset expenditures	(11.9)	(9.1)
Proceeds on sale of capital assets	0.8	14.2
	(125.2)	5.1
Financing activities
Increase (decrease) in other long-term liabilities	(0.2)	-
Net proceeds from common shares issued	-	81.9
Decrease in bank indebtedness	-	(20.4)
	(0.2)	61.5
Cash
Change during the period	34.7	75.7
Balance, beginning of period	186.2	-
Balance, end of period	$220.9	$75.7

Changes in non-cash operating working capital
Accounts receivable	$3.5	$(63.7)
Inventories	(34.4)	14.5
Prepaid expenses	(14.0)	(13.8)
Accounts payable and accrued liabilities	34.6	13.6
Income and other taxes payable	14.8	0.5
	$4.5	$(48.9)

See accompanying notes.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

1.	Basis of presentation and accounting policies

These interim consolidated financial statements have been prepared using the same accounting principles and methods as were used for the consolidated financial statements for the year ended December 31, 2004. Management is required to make estimates and assumptions that affect the amounts reported in the interim financial statements. Management believes that the estimates are reasonable; however, actual results could differ from these estimates. The disclosures in these interim consolidated financial statements do not meet all disclosure requirements of Canadian generally accepted accounting principles (“GAAP”) for annual financial statements and they should be read in conjunction with the annual consolidated financial statements of the Company for the year ended December 31, 2004 and the notes thereto.

Certain items in the comparative consolidated financial statements have been reclassified to conform to the presentation adopted in the current period.
2.	Banking facilities

The Corporation’s Loan and Security Agreement ("Agreement") with its bank provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves. At March 31, 2005, there was $176.1 million of unused availability under the Revolving Facility after taking into account $23.9 million of outstanding letters of credit. The Corporation is required to maintain a minimum availability of $25 million. The Revolving Facility matures on September 3, 2007 and is collateralized by a first charge on short-term investments, accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 0.75% and 1.5% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation's option, at rates fluctuating between 1.75% and 2.5% over bankers’ acceptance rate or London interbank offering rate.

3.	Long-term debt

	March 31	December 31
	2005	2004
Secured 11% Notes maturing December 31, 2009 principal value U.S. $125 million	$151.2	$150.3

4.	Share capital
Authorized - Unlimited common shares

The following table summarizes the share capital transactions since December 31, 2004:

	Common Shares
	To Be Issued		Issued and Outstanding
		Stated		Stated
	# Shares	Capital	# Shares	Capital
Balance at December 31, 2004	2,800	$0.1	40,117,587	$318.4

Directors' Share Award Plan (note 6):
Shares granted	8,469	0.3
Shares issued	(2,319)	(0.1)	2,319	0.1
Balance at March 31, 2005	8,950	$0.3	40,119,906	$318.5

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

5.	Earnings per share

Basic net income per common share is calculated by adjusting reported net income by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes and the redemption of the 1% convertible Notes. Diluted net income per common share assumes the dilutive effect of the conversion of the 1% convertible Notes at the conversion price and the exercising of any share options and restricted share units (note 6).

	Three months	Three months
	ended	ended
	March 31	March 31
	2005	2004
Basic
Net income	$89.1	$22.1
Convertible long-term debt - net charge to retained earnings	-	(0.1)
Net income attributable to common shareholders	$89.1	$22.0
Diluted
Net income	$89.1	$22.1
Convertible long-term debt - net charge to income	-	-
Net income attributable to common shareholders	$89.1	$22.1

Basic weighted average number of common shares outstanding	40.12	30.52
Common shares issued on the assumed conversion of convertible long-term debt	-	3.52
Common shares issued on the assumed exercising of employee stock options and restricted share units	0.29	0.22
Diluted weighted average number of common shares outstanding	40.41	34.26

6.	Stock-based compensation plans

During the quarter ended March 31, 2005, 8,469 (2004 - 24,038) shares were awarded under the share award plan with an average fair market value of $31.88 (2004 - $7.59) per share. There were 281,480 (2004 - 153,785) options granted with a weighted average exercise price of $28.98 (2004 - $8.00) per share, and an estimated weighted average fair value of $15.69 (2004 - $4.35) per option determined using the Black-Scholes model. During the quarter, the Corporation also granted 55,940 (2004 - 43,480) restricted share units with a grant-date fair value of $28.98 (2004 - $8.00) per unit.

The compensation expense recognized for all awards granted under these plans for the three-month period ended March 31, 2005 was $1.4 million and for the three-month period ended March 31, 2004 was $0.1 million.

Algoma Steel Inc.
Notes to Interim Consolidated Financial Statements (Unaudited)
(millions of Canadian dollars)

7.	Income taxes

The Corporation's effective income tax rate is higher than its statutory manufacturing and processing rate of 34% primarily due to a valuation allowance that has been taken against future tax assets arising in periods after the application of fresh start accounting.

The Corporation has requested amendments to prior years’ Federal and Provincial income tax returns in order to maximize tax depreciation deductions. The amendments have resulted in an increase in the future tax asset in respect of tax loss carry-forwards and a corresponding increase in the future tax liability related to tax depreciation deducted in excess of book amortization.

The amended Federal and Ontario non-capital losses at March 31, 2005 are estimated to be $nil and $130.2 million respectively. The future income tax benefit of the losses has been classified as a current asset as they are expected to be fully utilized to reduce taxable income in 2005. The Corporation’s estimate of non-capital losses has not been reviewed by the Canada Revenue Agency and may be subject to change. Any future tax benefit recognized in respect of unrecorded tax assets that arose prior to fresh start accounting will result in an increase to contributed surplus. For the three months ended March 31, 2005, this increase to contributed surplus was $3.0 million.

8.	Pension and other post-employment benefits
Pension expense for the three-month period ended March 31, 2005 was $13.2 million.
Post-employment benefits expense for the three-month period ended March 31, 2005 was $6.8 million.

CORPORATE AND INVESTOR INFORMATION

Corporate Head Office

Algoma Steel Inc. 105 West Street Sault Ste. Marie, Ontario P6A 7B4 Tel: 705-945-2351 Fax: 705-945-2203 Internet Address: www.algoma.com
Share Transfer Agent		Trustee, Paying Agent and Registrar for 11% Notes
Computershare Trust Company of Canada Shareholders Services 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 Tel: 800-564-6253 Fax: 514-982-7635		Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, Delaware 19890 Tel: 302-636-6023 Fax: 302-636-4143